EXHIBIT (11)

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.64 for the year ended December 31, 2003 was calculated by dividing net income of $2.0 million for the period January 1, 2003 to December 31, 2003 by the weighted-average number of common shares outstanding of 3,133,687.

Diluted earnings per common share of $0.63 for the year ended December 31, 2003 was calculated by dividing net income of $2.0 million for the period January 1, 2003 to December 31, 2003 by the weighted-average number of common shares outstanding of 3,160,786.